Exhibit 99.1

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Independent Auditors’ Report

Board of Managers
Diamond Green Diesel Holdings LLC:

Opinion
We have audited the consolidated financial statements of Diamond Green Diesel Holdings LLC and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

San Antonio, Texas
February 9, 2024

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash	$236,794	$133,227
Receivables, net	470,033	417,105
Receivables – due from related party	120,148	58,814
Inventories	865,570	591,906
Prepaid expenses and other	184,885	103,753
Total current assets	1,877,430	1,304,805
Property, plant, and equipment, at cost	4,333,266	4,169,207
Accumulated depreciation	(494,466)	(302,353)
Property, plant, and equipment, net	3,838,800	3,866,854
Deferred charges and other assets, net	89,697	61,665
Total assets	$5,805,927	$5,233,324
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of debt and finance lease obligations	$275,763	$164,540
Current portion of debt and finance lease obligations – due to related party	2,876	52,526
Accounts payable	169,006	313,602
Accounts payable – due to related party	228,644	187,374
Taxes other than income taxes	11,790	7,338
Other accrued expenses	8,478	6,709
Total current liabilities	696,557	732,089
Finance lease obligations, less current portion	668,931	692,794
Finance lease obligations, less current portion – due to related party	68,166	81,989
Deferred income tax liabilities	752	—
Other long-term liabilities	16,244	17,249
Commitments
Members’ equity:
Members’ capital	1,280,878	1,130,878
Retained earnings	2,993,515	2,587,977
Accumulated other comprehensive income (loss)	80,884	(9,652)
Total members’ equity	4,355,277	3,709,203
Total liabilities and members’ equity	$5,805,927	$5,233,324

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2023	2022
Revenues (a)	$6,990,622	$5,501,166
Cost of sales:
Cost of materials and other	6,785,424	5,111,573
Lower of cost or market (LCM) inventory valuation adjustment	60,871	—
Operating expenses (excluding depreciation, amortization, and accretion expense reflected below) (b)	363,377	258,604
Depreciation, amortization, and accretion expense	230,921	125,656
Blender’s tax credit	(1,236,186)	(761,126)
Total costs of sales	6,204,407	4,734,707
Other operating expenses	179	377
General and administrative expenses – related party	12,984	4,764
Operating income	773,052	761,318
Other income, net	10,317	3,170
Interest and debt expense:
Incurred (c)	(54,494)	(24,564)
Capitalized	4,637	4,768
Interest and debt expense, net	(49,857)	(19,796)
Income before income tax expense	733,512	744,692
Income tax expense	752	—
Net income	$732,760	$744,692

Supplemental information – each income statement line item reflected below includes revenues and expenses provided by related party as follows:
(a) Revenues – related party	$3,167,349	$2,018,419
(b) Operating expenses (excluding depreciation, amortization, and accretion expense) – related party	96,524	83,904
(c) Interest and debt expense incurred – related party	(3,907)	(3,962)

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2023	2022
Net income	$732,760	$744,692
Net gain (loss) on cash flow hedges	90,536	(6,588)
Comprehensive income	$823,296	$738,104

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(in thousands)

	Diamond	Darling	Total
	Alternative	Green	Members’
	Energy, LLC	Energy LLC	Equity
Balance as of December 31, 2021	$1,311,138	$1,314,625	$2,625,763
Net income	372,346	372,346	744,692
Noncash consideration paid in excess of carrying value of assets exchanged with Valero Energy Corporation, net of cash contribution received	(3,164)	—	(3,164)
Members’ contributions	264,750	264,750	529,500
Cash distributions to members	(90,500)	(90,500)	(181,000)
Other comprehensive loss	(3,294)	(3,294)	(6,588)
Balance as of December 31, 2022	1,851,276	1,857,927	3,709,203
Net income	366,380	366,380	732,760
Members’ contributions	75,000	75,000	150,000
Cash distributions to members	(163,611)	(163,611)	(327,222)
Other comprehensive income	45,268	45,268	90,536
Balance as of December 31, 2023	$2,174,313	$2,180,964	$4,355,277

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income	$732,760	$744,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion expense	230,921	125,656
LCM Inventory valuation adjustment	60,871	—
Other noncash items	77	458
(Increase) decrease in receivable, net	37,608	(26,380)
(Increase) decrease in receivables – due from related party	(61,334)	47,084
Increase in inventory	(329,404)	(445,107)
Increase in prepaid expenses and other	(81,132)	(75,689)
Increase (decrease) in accounts payable	(102,464)	170,220
Increase in accounts payable – due to related party	41,683	117,505
Increase (decrease) in taxes other than income taxes	4,452	(88)
Increase in other accrued expenses and other operating activities, net	2,711	3,019
Net cash provided by operating activities	536,749	661,370
Cash flows from investing activities:
Capital expenditures	(235,126)	(852,741)
Deferred turnaround and catalyst costs	(58,595)	(26,107)
Other investing activities, net	(3,011)	(3,604)
Net cash used in investing activities	(296,732)	(882,452)
Cash flows from financing activities:
Proceeds from borrowings	550,000	759,000
Proceeds from borrowings – related party	—	100,000
Repayments of debt and finance lease obligations	(455,379)	(773,331)
Repayments of debt and finance lease obligations – related party	(52,595)	(102,278)
Payments of debt issuance costs	(1,254)	(15)
Member contribution associated with asset exchange	—	1,362
Members’ contributions	150,000	529,500
Members’ distributions	(327,222)	(181,000)
Net cash provided by (used in) financing activities	(136,450)	333,238
Net increase in cash	103,567	112,156
Cash at beginning of period	133,227	21,071
Cash at end of period	$236,794	$133,227

Supplemental cash flow information:
Cash interest payments	$54,076	$23,651
Capitalized interest	4,637	4,768
Noncash investing activities:
Accrued capital expenditures	36,012	85,235
Accrued turnaround and catalyst expenditures	3,243	1,387
Operating and finance leases – see Note 5
Asset transaction with Valero Energy Corporation - see Note 11

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION
Diamond Green Diesel Holdings LLC (DGD Holdings) was formed on January 21, 2011 as a joint venture between Diamond Alternative Energy, LLC, an indirect wholly owned subsidiary of Valero Energy Corporation (Valero), and Darling Green Energy LLC, a subsidiary of Darling Ingredients Inc. (Darling). Diamond Alternative Energy, LLC and Darling Green Energy LLC are collectively referred to herein as the “Members.”

DGD Holdings, through its wholly owned subsidiary Diamond Green Diesel LLC (DGD), operates two renewable diesel plants. The first plant is located next to Valero’s St. Charles Refinery in Norco, Louisiana (the DGD St. Charles Plant), and the second plant is located next to Valero’s Port Arthur Refinery in Port Arthur, Texas (the DGD Port Arthur Plant). The DGD St. Charles Plant and the DGD Port Arthur Plant are collectively referred to herein as the “DGD Plants.” The DGD Plants produce renewable diesel and renewable naphtha. Renewable diesel is a low-carbon liquid transportation fuel that is interchangeable with petroleum-based diesel. Renewable naphtha is used to produce renewable gasoline and renewable plastics. These products are produced from waste and renewable feedstocks using a pretreatment process and an advanced hydroprocessing-isomerization process. DGD sells these products primarily in the United States (U.S.), Canada, and Europe. DGD Holdings and DGD are collectively referred to herein as the “Company.”

The DGD St. Charles Plant was completed and began operations in June 2013. In October 2021, the Company completed an expansion of the DGD St. Charles Plant that increased its renewable diesel production capacity by approximately 410 million gallons per year, which, at that time, brought the plant’s total renewable diesel production capacity to approximately 700 million gallons per year. This expansion also provided the ability to produce approximately 30 million gallons per year of renewable naphtha.

In November 2022, the Company completed construction of the DGD Port Arthur Plant, which has a production capacity of approximately 470 million gallons of renewable diesel and approximately 20 million gallons of renewable naphtha per year.

Since 2013, the Company’s total renewable diesel and renewable naphtha production capacities increased to approximately 1.2 billion gallons and 50 million gallons, respectively, per year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Consolidation
These consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP). Intercompany items and transactions have been eliminated in consolidation.

Management has evaluated subsequent events that occurred after December 31, 2023 through February 9, 2024, the date these consolidated financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these consolidated financial statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Cash
Cash consists of demand deposits with a financial institution.

Receivables
Trade receivables are carried at amortized cost, which is the original invoice amount adjusted for cash collections. The Company maintains an allowance for credit losses, which is adjusted based on the Company’s assessment of its customers’ historical collection experience, known or expected credit risks, and industry and economic conditions.

Inventory
Inventory is carried at the lower of cost or market. The cost of feedstocks (i.e., waste and renewable feedstocks, animal fats, used cooking oils, vegetable oils, and inedible distillers corn oil) and products is determined under the last-in, first-out (LIFO) method using the dollar-value LIFO approach, with any increments valued based on average purchase prices for feedstocks and cost build-up prices for finished products during the year. The cost of supplies are determined principally under the weighted-average cost method.

In determining the market value of its inventories, the Company assumes that feedstocks are converted into products, which requires it to make estimates regarding the products expected to be produced from those feedstocks and the conversion costs required to convert those feedstocks into products. The Company also estimates the usual and customary transportation costs required to move the inventory from its plants to the appropriate points of sale. The Company then applies an estimated selling price to its inventories. If the aggregate market value of its LIFO inventories is less than the related aggregate cost, the Company recognizes a loss for the difference in its statements of income. To the extent the aggregate market value of its LIFO inventories subsequently increases, the Company recognizes an increase to the value of its inventories (not to exceed cost) and a gain in its statements of income.

Prepaid Expenses
Prepaid expenses are costs incurred for which the services or goods will be received in a future period. The prepaid expenses are recorded as an asset when paid and recognized as an expense in the period the services or goods are utilized.

Property, Plant and Equipment
The cost of property, plant, and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those that extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of the Company’s operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company’s operations are highly capital intensive. Each of the DGD Plants comprises a base of property assets, consisting of interconnected, highly integrated and interdependent feedstock processing facilities and supporting infrastructure (Units) and other property assets that support the Company’s business. Improvements consist of the addition of new Units and other property assets and betterments of those Units and assets.

Depreciation of processing facilities is recorded on a straight-line basis over the estimated useful lives of these assets using the composite method of depreciation. The Company maintains a separate composite group of property assets for each of the DGD Plants. The estimated useful lives of the composite groups are 20 years.

Under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized. However, a gain or loss is recognized for a major property asset that is retired, replaced, sold, or for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in “depreciation, amortization, and accretion expense,” unless such amounts are reported separately due to materiality.

Depreciation of the administrative buildings, equipment, and computer hardware is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. Precious metals, which are used as a catalyst in the units to process feedstock into renewable diesel, are not depreciated, but the cost of precious metals not recovered from the reclamation process is charged to “depreciation, amortization, and accretion expense.”

Leasehold improvements associated with leases between entities under common control are amortized over the economic life of the assets, regardless of the lease term. The Company’s assets are built on land leased from Valero. As a result, all additional improvements placed in service after the initial construction of the Plants are amortized over the economic life of the assets, typically 20 years, and are not limited by the lease term. See Note 11 for additional discussion of the Company’s land leases with Valero. Finance lease right-of-use assets are amortized as discussed below under “Leases.”

Deferred Charges and Other Assets
“Deferred charges and other assets, net” primarily include the following:

•turnaround costs, which are incurred in connection with planned major maintenance activities, are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs;

•fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, are deferred when incurred and amortized on a straight-line basis over the estimated useful life of the specific catalyst;

•licenses acquired, which provide for the amount of feedstock that can be processed at the DGD Plants per calendar year, are capitalized as intangible assets and amortized over their estimated useful lives;

•operating lease right-of-use assets are amortized as discussed below under “Leases”; and

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•debt issuance costs associated with the $400.0 million revolving credit facility are deferred when incurred and amortized over the term.

Leases
The Company evaluates if a contract is or contains a lease at inception of the contract. If the Company determines that a contract is or contains a lease, the Company recognizes a right-of-use (ROU) asset and lease liability at the commencement date of the lease based on the present value of lease payments over the lease term. The present value of the lease payments is determined by using the implicit rate when readily determinable. If not readily determinable, the Company uses an incremental borrowing rate based on quoted interest rates obtained from financial institutions. The rate used is for a term similar to the duration of the lease based on information available at the commencement date. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options.

The Company recognizes ROU assets and lease liabilities for leasing arrangements with terms greater than one year. The Company accounts for lease and nonlease components in a contract as a single lease component for all classes of underlying assets.

Expense for an operating lease is recognized as a single lease cost on a straight-line basis over the lease term and is reflected in the appropriate income statement line item based on the leased asset’s function. Amortization expense of a finance lease ROU asset is recognized on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. However, if the lessor transfers ownership of the finance lease ROU asset to the Company at the end of the lease term, the finance lease ROU asset is amortized over the useful life of the leased asset. Amortization expense is reflected in “depreciation, amortization, and accretion expense.” Interest expense is incurred based on the carrying value of the lease liability and is reflected in “interest and debt expense, net.”

Impairment of Assets
Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not deemed recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not deemed recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

Asset Retirement Obligations
The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time that the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when there is a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made.

Revenue Recognition
The Company’s revenues are primarily generated from contracts with customers for the sale of products. Revenues are recognized when the Company satisfies its performance obligation to transfer products to its

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
customers, which typically occurs at a point in time upon shipment of the products, and for an amount that reflects the transaction price that is allocated to the performance obligation.

The customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the point of shipment. As a result, the Company considers control to have transferred upon shipment because there is a present right to payment at that time, the customer has legal title to the asset, the Company has transferred physical possession of the asset, and the customer has significant risks and rewards of ownership of the asset.

Contracts with customers state the final terms of the sale, including the description, quantity, and price for goods sold. Payment is typically due in full within three to five days after receipt of invoice. In the normal course of business, the Company generally does not accept product returns.

The transaction price is the consideration that the Company expects to be entitled to in exchange for its products. The transaction price for all of the contracts is based on commodity market pricing (i.e., variable consideration). As such, this market pricing may be constrained (i.e., not estimable) at the inception of the contract, but will be recognized based on the applicable market pricing, which will be known upon transfer of the goods to the customer.

The Company has elected to exclude from the measurement of the transaction price all taxes assessed by government authorities that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (e.g., sales tax and use tax).

Cost of Materials and Other
Cost of materials and other primarily includes the cost of materials that are a component of products sold. These costs include (i) the direct cost of materials (such as animal fats, used cooking oils, vegetable oils, and inedible distillers corn oil) that are a component of products sold; (ii) costs related to the delivery of feedstock received; and (iii) gains and losses on commodity derivative instruments.

Operating Expenses
Operating expenses (excluding “depreciation, amortization, and accretion expense”) consist of costs charged to the Company by Valero in accordance with the Operations Agreement for day-to-day operations of the DGD Plants, as further described in Note 10. In addition, operating expenses include maintenance, chemicals, waste disposal services, operating supplies, insurance, and property taxes.

Depreciation, Amortization, and Accretion Expense
“Depreciation, amortization, and accretion expense” associated with the Company’s operations is separately presented in the statement of income as a component of cost of sales.

Blender’s Tax Credit
Biodiesel blenders registered with the Internal Revenue Service are eligible for a tax incentive in the amount of $1.00 per gallon of renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1 percent diesel fuel. Only blenders that produced and sold or used the qualified biodiesel mixture as a fuel in their trade or business are eligible for the tax credit. As a blender, the Company recognized a benefit of $1.2 billion and $761.1 million during the years ended December 31, 2023 and 2022, respectively. The blender’s tax credit has been approved by Congress through December 31, 2024.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Other Operating Expenses
Other operating expenses include costs, if any, incurred that are not associated with cost of sales.

General and Administrative Expenses
General and administrative expenses consist primarily of fees for administrative services provided by Valero.

Income Taxes
The Company is a limited liability corporation and is not a taxpaying entity for U.S. federal or Louisiana state income tax purposes. Accordingly, no provision for U.S. federal or Louisiana state income taxes is made in these consolidated financial statements. Income from the Company is taxable to the Members in their individual U.S. federal and Louisiana state tax returns.

The Company is a taxable entity in the state of Texas and is subject to the Texas state franchise tax due to the operations of the DGD Port Arthur Plant. The Texas state franchise tax is applicable to an entity’s gross margin, based on apportionment of activities between states, and is accounted for as an income tax.

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be settled.

Derivatives and Hedging
All derivative instruments not designated as normal purchases or sales are recognized in the balance sheet as either assets or liabilities measured at their fair values with changes in fair value recognized currently in income or in other comprehensive income as appropriate. Cash flow hedges and economic hedges are used to manage commodity price risk. The cash flow effects of the derivative instruments are reflected in operating activities in the consolidated statements of cash flows. See Note 14 for additional discussion.

Concentration Risk
During the year ended December 31, 2023, the Company sold a majority of its products to three major customers, including Valero, which accounted for 46 percent of the Company’s sales. The other two third-party customers accounted for 15 percent and 13 percent of sales. During the year ended December 31, 2022, the Company sold 34 percent of its products to Valero and 25 percent, 12 percent, and 10 percent to three third-party customers.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Company purchased 22 percent and 24 percent of its raw materials from Darling during the years ended December 31, 2023 and 2022, respectively. The Company purchased 12 percent from a third-party supplier during the year ended December 31, 2022.

See Note 11 for additional discussion of the Company’s contracts with Valero and Darling.

3. RECEIVABLES

Receivables consisted of the following (in thousands):

	December 31,
	2023	2022
Receivables from contracts with customers	$216,680	$242,014
Blender’s tax credit receivable	295,839	184,583
Commodity derivative contract receivables (see Note 13)	50,034	49,347
Other receivables	27,653	—
Receivables before allowance for credit losses	590,206	475,944
Allowance for credit losses	(25)	(25)
Receivables after allowance for credit losses	590,181	475,919
Less receivables - due from related party	120,148	58,814
Receivables, net	$470,033	$417,105

4. INVENTORIES

Inventories consisted of the following (in thousands):

	December 31,
	2023	2022
Feedstocks	$608,499	$387,877
Finished products	304,955	195,289
Supplies	12,987	8,740
Inventories, before LCM inventory valuation reserve	926,441	591,906
LCM inventory valuation reserve	(60,871)	—
Inventories	$865,570	$591,906
As of December 31, 2023, the market values of the feedstocks and finished products inventories fell below their historical LIFO inventory carrying amounts, and as a result, the Company recorded an LCM inventory valuation reserve of $60.9 million in order to state the inventories at market. As of December 31, 2022, the replacement cost (market value) of LIFO inventories exceeded their LIFO carrying amounts by $79.1 million.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5. LEASES

General
The Company has entered into long-term leasing arrangements for the right to use various classes of underlying assets as follows:

•Pipelines, Terminals, and Tanks includes facilities and equipment used in the storage, transportation, and production of feedstock and sale of inventories;

•Feedstock Processing Equipment includes machinery, equipment, and various facilities used in the renewable diesel operations; and

•Real Estate includes land and rights-of-way associated with the DGD Plants.

In addition to fixed lease payments, some arrangements contain provisions for variable lease payments. Certain leases for pipelines, terminals, and tanks provide for variable lease payments based on, among other things, throughput volumes in excess of a base amount. Additionally, if the rental increases are not scheduled in the lease, such as an increase based on subsequent changes in the index or rate, those rents are considered variable lease payments. In all instances, variable lease payments are recognized in the period in which the obligation for those payments is incurred.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Lease Costs and Other Supplemental Information
The Company’s total lease cost comprises costs that are included in the statement of income, as well as costs capitalized as part of an item of property, plant, and equipment or inventory. Total lease cost was as follows (in thousands):

	Pipelines,	Feedstock
	Terminals,	Processing	Real		Related	Third
	and Tanks	Equipment	Estate	Total	Party	Party
Year ended
December 31, 2023
Finance lease cost:
Amortization of ROU assets	$40,875	$371	$3,878	$45,124	$4,101	$41,023
Interest on lease liabilities	39,204	28	2,483	41,715	2,767	38,948
Operating lease cost	—	88	1,329	1,417	1,309	108
Variable lease cost	9,470	(58)	(54)	9,358	(55)	9,413
Short-term lease cost	1,055	3,611	—	4,666	5	4,661
Total lease cost	$90,604	$4,040	$7,636	$102,280	$8,127	$94,153

Year ended
December 31, 2022
Finance lease cost:
Amortization of ROU assets	$20,509	$471	$4,076	$25,056	$4,114	$20,942
Interest on lease liabilities	14,330	31	2,681	17,042	2,729	14,313
Operating lease cost	—	68	2,039	2,107	1,254	853
Variable lease cost	1,921	430	(188)	2,163	(31)	2,194
Short-term lease cost	—	1,182	349	1,531	—	1,531
Total lease cost	$36,760	$2,182	$8,957	$47,899	$8,066	$39,833

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table presents additional information related to the Company’s operating and finance leases (in thousands, except for lease terms and discount rates):

	December 31, 2023		December 31, 2022
	Operating	Finance	Operating	Finance
	Leases	Leases	Leases	Leases
Supplemental balance sheet information:
ROU assets, net reflected in the following balance sheet line items:
Property, plant, and equipment, net	$—	$769,268	$—	$832,532
Deferred charges and other assets, net	15,081	—	16,328	—
Total ROU assets, net	$15,081	$769,268	$16,328	$832,532

Current lease liabilities reflected in the following balance sheet line items:
Current portion of debt and finance lease obligations	$—	$25,763	$—	$64,540
Current portion of debt and finance lease obligations – due to related party	—	2,876	—	2,526
Other accrued expenses	720	—	814	—
Noncurrent lease liabilities reflected in the following balance sheet line items:
Finance lease obligations, less current portion	—	668,931	—	692,794
Finance lease obligations, less current portion – due to related party	—	68,166	—	81,989
Other long-term liabilities	14,764	—	15,820	—
Total lease liabilities	$15,484	$765,736	$16,634	$841,849

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$1,372	$41,715	$1,459	$17,040
Investing cash flows	—	27	—	2,817
Financing cash flows	—	57,974	—	5,360
Changes in lease balances resulting from new and modified leases	(384)	(18,139)	264	499,087

Other supplemental information:
Weighted-average remaining lease term	17.3 years	18.4 years	18.3 years	19.3 years
Weighted-average discount rate	4.0%	5.5%	3.4%	5.5%

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Maturity Analysis
As of December 31, 2023, the remaining minimum lease payments due under the Company’s long-term leases were as follows (in thousands):

	Operating Leases			Finance Leases
	Related	Third		Related	Third
	Party	Party	Total	Party	Party	Total
2024	$1,224	$80	$1,304	$5,307	$62,163	$67,470
2025	1,211	20	1,231	5,308	62,067	67,375
2026	1,102	20	1,122	5,308	60,341	65,649
2027	1,113	20	1,133	5,308	58,526	63,834
2028	1,125	20	1,145	5,308	58,504	63,812
Thereafter	15,408	60	15,468	69,394	799,481	868,875
Total undiscounted lease payments	21,183	220	21,403	$95,933	$1,101,082	$1,197,015
Less: Amount associated with discounting	5,895	24	5,919	24,891	406,388	431,279
Total lease liabilities	$15,288	$196	$15,484	$71,042	$694,694	$765,736

Commencement of Significant Leases
Lease Commencement in 2022
In connection with the construction of the DGD Port Arthur Plant, the Company entered into a commercial agreement with a third party to utilize certain rail facilities, truck rack facilities, and tanks for the transportation and storage of feedstocks and renewable diesel. The agreement commenced in November 2022, upon completion of the DGD Port Arthur Plant, and has an initial term of 20 years with two automatic five-year renewal periods. During the year ended December 31, 2022, the Company recognized a finance lease ROU asset and related liability of approximately $494.0 million in connection with this agreement.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant, and equipment, including assets held under finance leases, consisted of the following (in thousands):

	December 31,
	2023	2022
Processing units	$3,144,872	$3,127,046
Finance lease ROU assets (see Note 5)	845,024	863,769
Administrative buildings	106,674	105,531
Precious metals	39,677	43,924
Capital spares	10,037	8,369
Computer hardware and software	4,977	4,347
Other	5,760	3,320
Asset retirement obligations	1,299	1,299
Construction in progress	174,946	11,602
Property, plant, and equipment, at cost	4,333,266	4,169,207
Accumulated depreciation	(494,466)	(302,353)
Property, plant, and equipment, net	$3,838,800	$3,866,854

Depreciation expense for the years ended December 31, 2023 and 2022 was $193.4 million and $110.6 million, respectively.

7. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” consisted of the following (in thousands):

	December 31,
	2023	2022
Deferred turnaround and catalyst costs, net	$46,168	$24,871
Intangible asset, net	26,774	19,670
Operating lease ROU assets, net (see Note 5)	15,081	16,328
Deferred debt issuance costs, net	1,344	623
Other	330	173
Deferred charges and other assets, net	$89,697	$61,665

Amortization expense for deferred charges and other assets shown above, excluding operating lease ROU assets and deferred debt issuance costs, was $40.3 million and $22.4 million for the years ended December 31, 2023 and 2022, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. DEBT AND FINANCE LEASE OBLIGATIONS

Debt, at stated values, and finance lease obligations consisted of the following (in thousands):

	Final	December 31,
	Maturity	2023	2022
Revolver	2026	$250,000	$100,000
Loan Agreement – due to related party	2026	—	50,000
Total debt		250,000	150,000
Finance lease obligations (see Note5)		694,694	757,334
Finance lease obligations (see Note 5) – due to related party		71,042	84,515
Total debt and fiance lease obligations		1,015,736	991,849
Less:
Current portion		275,763	164,540
Current portion – due to related party		2,876	52,526
Debt and finance lease obligations, less current portion		$737,097	$774,783

Revolver
In June 2023, the Company amended its $400.0 million unsecured revolving credit facility (the Revolver) to (i) extend the maturity date from March 2024 to June 2026 and (ii) transition the benchmark reference interest rate previously based on the London Interbank Offered Rate (LIBOR) to a secured overnight financing rate (SOFR). The Company has the option to increase the aggregate commitments under the Revolver to $550.0 million, subject to certain restrictions. The Revolver also provides for the issuance of letters of credit of up to $150.0 million. As of December 31, 2023 and 2022, the Company had $54.3 million and $116.9 million letters of credit outstanding, respectively. As of December 31, 2023, all outstanding borrowings under the Revolver are reflected in the current portion of debt as payment is expected to occur in 2024.

Effective June 2023, outstanding borrowings under the Revolver generally bear interest, at the Company’s option, at (i) an alternate base rate, (ii) an adjusted term SOFR, or (iii) an adjusted daily simple SOFR as allowed under the terms of the agreement for the applicable interest period in effect from time to time, plus the applicable margins. As of December 31, 2023 and 2022, the variable interest rate on the Revolver was 7.201 percent and 5.880 percent, respectively. The Revolver also requires payments for customary fees, including unused commitment fees, letter of credit fees, and administrative agent fees.

On January 29, 2024, the Company repaid $100.0 million under the Revolver and had a remaining balance of $150.0 million as of January 31, 2024.

Loan Agreement
The Company had an unsecured revolving loan agreement with the Members with a maturity date of April 2022 (the Loan Agreement). Under this agreement, each Member had committed $25.0 million, resulting in aggregate commitments of $50.0 million. In March 2022, the maturity date of this facility was extended to April 2023, and in April 2023 it was further extended to June 2023. In June 2023, the Company entered into a new unsecured revolving loan agreement with the Members that replaced and superseded the previous agreement. The new agreement includes the following modifications from the previous agreement: (i) extends the maturity date from June 2023 to June 2026, (ii) increases each

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Member's commitment from $25.0 million to $100.0 million, resulting in an increase in aggregate commitments from $50.0 million to $200.0 million, and (iii) transitions the benchmark reference interest rate previously based on the LIBOR to a SOFR.

Effective June 2023, outstanding borrowings under the Loan Agreement bear interest at a term SOFR for the applicable interest period in effect from time to time plus the applicable margin. There were no borrowings under the Loan Agreement as of December 31, 2023. As of December 31, 2022, the variable interest rate on the Loan Agreement was 6.672 percent. Principal and accrued interest are due one month after each borrowing unless the Company provides at least two days prior written notice of its election to extend repayment to the next month.

On January 16, 2024, the Company borrowed $200.0 million under the Loan Agreement, with each Member committing $100.0 million. As of the borrowing date, the variable interest rate on the Loan Agreement was 7.833 percent for the first one-month period.
Summary of Activity
Activity under the Company’s credit facilities was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Borrowings:
Revolver	$550,000	$759,000
Loan Agreement	—	100,000
Repayments:
Revolver	400,000	759,000
Loan Agreement	50,000	100,000

9. MEMBERS’ CONTRIBUTIONS AND DISTRIBUTIONS

Pursuant to the Diamond Green Diesel Holdings LLC Amended and Restated Limited Liability Company Agreement, contributions are made based on the percentage of units held by each Member. Each Member holds 6,404,386 units, and therefore, owns a 50 percent ownership interest in DGD Holdings. Each Member receives one vote per unit. Net income or loss of the Company for a fiscal year is allocated between the Members based on the proportionate share of the Members’ ownership interests.

During the year ended December 31, 2023, each Member made cash contributions of $75.0 million to the Company, for a total of $150.0 million. During the year ended December 31, 2022, each Member made cash contributions of $264.8 million to the Company, for a total of $529.5 million.

The Company distributed $327.2 million to the Members during the year ended December 31, 2023. The Company distributed $181.0 million to the Members during the year ended December 31, 2022.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. INCOME TAXES

For the years ended December 31, 2023 and 2022, the Company had tax losses and did not record a current benefit for state income taxes. In 2023, deferred taxes were recorded as a result of operations in Texas.

Income Statement Components
Income tax expense for the year ended December 31, 2023 consisted entirely of state deferred income tax expense of $0.8 million. There was no state income tax expense recognized for the year ended December 31, 2022.

Deferred Tax Liabilities
The tax effects of significant temporary differences representing state deferred income tax liabilities were comprised primarily of property, plant, and equipment.

Other Disclosures

As of December 31, 2023 and 2022, the Company had no liability reported for unrecognized tax benefits.

11. RELATED PARTY AGREEMENTS AND TRANSACTIONS

Overview
The Company does not have any employees. It has entered into agreements with its Members, primarily Valero, to provide day-to-day operations, management, and administrative functions. These related party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. The following is a description of various agreements between the Company and its Members.

Asset Acquisition from Valero
During the year ended December 31, 2022, the Company transferred to Valero the ownership of a storage tank in exchange for the transfer of ownership from Valero of a different storage tank. In addition, Valero reimbursed the Company $1.4 million for costs incurred to repair the tank.

Because Valero has a controlling financial interest in the Company and, as a result, consolidates the Company’s financial statements, this asset transaction was accounted for as a transfer of assets between entities under the common control of Valero. Accordingly, the asset was recorded at Valero’s carrying value as of the respective transaction date. The difference between the consideration paid and the carrying value of the asset received was recognized as an equity transaction.

Loan Agreement
The Company entered into a $200.0 million revolving loan agreement with the Members. As of December 31, 2023 there were no borrowings under this agreement. See Note 8 for further discussion.

Raw Material Supply Agreement
Under the Raw Material Supply Agreement, Darling is obligated to offer to the Company a portion of its feedstock requirements at competitive pricing. However, the Company is not obligated to purchase all or any part of its feedstock from Darling and will pursue the most optimal feedstock supply available. The agreement expires on June 30, 2033 and will automatically renew for successive periods of five years

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
each on an evergreen basis, unless terminated by one of the parties. For the years ended December 31, 2023 and 2022, the Company purchased $1.4 billion and $1.3 billion, respectively, of raw materials from Darling.

Agreements with Valero
Lease Agreements
The Company has lease agreements with Valero as follows:

•The Company has two operating lease agreements with Valero for the land on which the DGD St. Charles Plant and the DGD Port Arthur Plant are located. The leases expire on December 31, 2041 and January 31, 2041, respectively, and include four optional renewal periods of five years each.

•The Company has a finance lease agreement with Valero for the use of rail loading facilities and related land at the DGD St. Charles Plant. The lease expires on December 31, 2041 and includes four optional renewable periods of five years each.

See Note 5 for the lease cost and maturity analysis related to the Company’s leases with Valero.
Service Agreements
The Company has three service agreements with Valero. The agreements expire on December 31, 2042 and will automatically renew for successive periods of five years each on an evergreen basis, unless terminated by one of the parties. Below is a description of the agreements.
Operations Agreement
Pursuant to the Operations Agreement, Valero operates the DGD Plants and performs certain day-to-day operations and management functions for the Company as an independent contractor. Valero charges for all dedicated personnel costs and certain other expenses on a reimbursable basis and for other routine and non-routine services in accordance with the contractual billing rates, which are adjusted for inflation annually on January 1. The Company recorded $60.2 million and $47.6 million of operating expenses charged under the Operations Agreement for the years ended December 31, 2023 and 2022, respectively.

Product Offtake Agreement
Under the Product Offtake Agreement, Valero is required to purchase certain light ends recovered from byproduct streams produced at the DGD Plants. For the years ended December 31, 2023 and 2022, the Company sold $40.9 million and $136.1 million, respectively, of recovered light ends liquid to Valero, which is recorded in operating revenues.

Services and Utilities Supply Agreement
Under the Services and Utilities Supply Agreement, Valero provides the Company with hydrogen, water, steam, natural gas, power, and certain industrial gases which are produced or otherwise available at Valero’s St. Charles Refinery and Valero’s Port Arthur Refinery, and certain services, such as water treatment and terminaling services that are needed for the operation of the DGD Plants. Prices charged by Valero are at prevailing market rates. The Company supplies Valero with fuel gas and steam produced at the DGD Plants and charges Valero at prevailing market rates. For the years ended December 31, 2023 and 2022, the Company’s net purchases of industrial gases and other services from Valero was $177.1 million and $184.4 million, respectively.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The agreement allows these charges to be netted each month with a net receivable from or payable to Valero each period, which is settled 15 days after receipt of the invoice.

Other Transactions
The Company has entered into contracts with Valero to sell renewable diesel to Valero in varying amounts through December 2024. For the years ended December 31, 2023 and 2022, the Company sold $3.1 billion and $1.9 billion, respectively, of renewable diesel to Valero, which is recorded in operating revenues.

In addition, for the years ended December 31, 2023 and 2022, the Company purchased $200.6 million and $149.4 million of feedstock from Valero, respectively.

12. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue
Revenue is presented in the table below disaggregated by product because this is the level of disaggregation that management has determined to be beneficial to users of the financial statements.

Receivables from Contracts with Customers
The Company’s receivables from contracts with customers are included in receivables and “receivables – due from related party” and totaled $216.7 million and $242.0 million as of December 31, 2023 and 2022, respectively.

Remaining Performance Obligations
The majority of the Company’s contracts with customers are term contracts. The transaction price for these term contracts consists of variable consideration (i.e., a commodity price). The variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct good that forms part of a single performance obligation and is constrained as the consideration is highly susceptible to commodity market volatility that is outside the Company’s influence. Therefore, as of December 31, 2023, the Company has not disclosed the aggregate amount of the transaction price allocated to the Company’s remaining performance obligations.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table provides a disaggregation of revenues by product (in thousands):

	Year Ended December 31,
	2023	2022
Renewable diesel	$6,785,251	$5,168,668
Renewable naphtha	158,387	181,257
Recovered light ends liquid	40,899	136,084
Fuel gas	6,085	15,157
Total revenues	$6,990,622	$5,501,166

13. FAIR VALUE MEASUREMENTS

General
GAAP requires or permits certain assets and liabilities to be measured at fair value on a recurring or nonrecurring basis in the Company’s balance sheets, which are presented below under “Recurring Fair Value Measurements.” Assets and liabilities measured at fair value on a recurring basis, such as derivative financial instruments, are measured at fair value at the end of each reporting period.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in the balance sheet is presented below under “Financial Instruments.”

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. The following is a description of each of the levels of the fair value hierarchy.

•Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•Level 3 - Unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or the Company’s own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Recurring Fair Value Measurements
The following tables present information (in thousands) about the Company’s assets and liabilities recognized at their fair values in the balance sheets categorized according to the fair value hierarchy of the inputs utilized by the Company to determine the fair values as of December 31, 2023 and 2022.

The Company has elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented in the following tables on a gross basis. The Company does not have any derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	December 31, 2023
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$325,466	$—	$—	$325,466	$(216,751)	$(58,681)	$50,034	$—
Liabilities:
Commodity derivative contracts	216,751	—	—	216,751	(216,751)	—	—	—

	December 31, 2022
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$62,584	$—	$—	$62,584	$(45,462)	$—	$17,122	$—
Liabilities:
Commodity derivative contracts	45,462	—	—	45,462	(45,462)	—	—	(32,225)

Commodity derivative contracts consist primarily of exchange-traded futures, which are used to reduce the impact of price volatility on the Company’s results of operations and cash flows as discussed in Note 14. These contracts are measured at fair value using the market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Financial Instruments
The Company’s financial instruments include cash, receivables, payables, debt obligations, operating and finance lease obligations, and commodity derivative contracts. The estimated fair values of cash, receivables, payables, and operating and finance lease obligations approximate their carrying amounts; the carrying value and fair value of debt is shown in the table below (in thousands):

		December 31, 2023		December 31, 2022
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:
Debt (excluding finance lease obligations)	Level 2	250,000	250,000	150,000	150,000

14. PRICE RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks related to the volatility in the price of commodities and enters into derivative instruments to manage some of these risks. This includes derivative instruments related to the various commodities the Company purchases or produces, as described below under “Risk Management Activities.” These derivative instruments are recorded as either assets or liabilities measured at their fair values (see Note 13), as summarized below under “Fair Values of Derivative Instruments.” The effect of these derivative instruments on income and other comprehensive income (loss) is summarized below under “Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss).”

Risk Management Activities
The Company is exposed to market risks related to the volatility in the price of feedstocks and products it produces. To reduce the impact of price volatility on the Company’s results of operations and cash flows, the Company uses commodity derivative instruments, such as futures and options. The Company’s positions in commodity derivative instruments are monitored and managed on a daily basis by the risk control group to ensure compliance with the Company’s stated risk management policy.

The Company uses commodity derivative instruments as cash flow hedges and economic hedges. The objectives for entering into each type of hedge is described below.

•Cash flow hedges – The objective of the Company’s cash flow hedges is to lock in the price of forecasted renewable diesel sales at existing market prices that the Company deems favorable.

•Economic hedges – The Company’s objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and product inventories and (ii) lock in the price of forecasted feedstock purchases and product sales at existing market prices that the Company deems favorable.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023, the Company had the following outstanding commodity derivative instruments that were used as cash flow hedges and economic hedges, which mature in 2024. The information presents the notional volume of outstanding contracts by type of instrument (volumes in thousands of barrels).

Notional Contract
Volumes
Derivatives designated as cash flow hedges:
Renewable products:
Futures - long	1,925
Futures - short	8,821

Derivatives designated as economic hedges:
Renewable products:
Futures - long	11,743
Futures - short	11,267

Fair Values of Derivative Instruments
The following table provides information about the fair values of the Company’s derivative instruments as of December 31, 2023 and 2022 (in thousands) and the line items in the balance sheets in which the fair values are reflected. See Note 13 for additional information related to the fair values of the Company’s derivative instruments.

As indicated in Note 13, the Company nets fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty under master netting arrangements, including cash collateral assets and obligations. The following table, however, is presented on a gross asset and gross liability basis, which results in the reflection of certain assets in liability accounts and certain liabilities in asset accounts.

		December 31, 2023		December 31, 2022
	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Derivatives designated as hedging instruments:
Commodity contracts	Receivables, net	$141,119	$34,376	$60,979	$43,611
Derivatives not designated as hedging instruments:
Commodity contracts	Receivables, net	184,347	182,375	1,605	1,851

Market Risk
The Company’s price risk management activities involve the receipt or payment of fixed price commitments into the future. These transactions give rise to market risk, which is the risk that future changes in market conditions may make an instrument less valuable. The Company closely monitors and manages its exposure to market risk on a daily basis in accordance with its policies. Market risks are monitored by the Company’s risk control group to ensure compliance with the stated risk management policy. The Company does not require any collateral or other security to support derivative instruments

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
into which the Company enters. The Company also does not have any derivative instruments that require it to maintain a minimum investment-grade credit rating.

Effect of Derivative Instruments on Income and Other Comprehensive Income (Loss)
The following table provides information about the gain (loss) recognized in income and other comprehensive income (loss) due to fair value adjustments of the Company’s cash flow hedges (in thousands):

Derivatives in Cash Flow Hedging Relationships	Location of Loss Recognized in Income on Derivatives
		Year Ended December 31,
		2023	2022
Commodity contracts:
Gain (loss) recognized in other comprehensive income (loss)	n/a	$82,288	$(291,918)
Loss reclassified from accumulated other comprehensive income (loss) into income	Revenues	(8,248)	(285,330)
For cash flow hedges, no component of any derivative instrument’s gain or loss was excluded from the assessment of hedge effectiveness for the years ended December 31, 2023 or 2022. The cash flow hedges primarily related to forward sales of renewable diesel, with $80.9 million of cumulative gains and $9.7 million of cumulative losses on cash flow hedges remaining in accumulated other comprehensive income (loss) as of December 31, 2023 and 2022, respectively. The Company estimates that this deferred gain as of December 31, 2023 will be reclassified into income over the next four months as a result of hedged transactions that are forecasted to occur. For the years ended December 31, 2023 and 2022, there were no amounts reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of cash flow hedge accounting.

The following table provides information about the gain (loss) recognized in income on the Company’s derivative instruments with respect to the economic hedges and the line items in the statements of income in which such gains (losses) are reflected (in thousands):

Designated Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Year Ended December 31,
		2023	2022
Commodity contracts	Cost of materials and other	$4,981	$(2,614)